Exhibit 99.1

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

October 2, 2013

Hydro One Inc.

—  % Medium Term Notes due 2018

Indicative Term Sheet

Issuer:	Hydro One Inc. (the “Corporation”)

Issue:	Medium Term Notes issued pursuant to the short form base shelf prospectus dated September 4, 2013 and a pricing supplement to be dated October 2, 2013 (the “Notes”)

Principal Amount:	Minimum C$500 million

Pricing Date:	October 2, 2013

Settlement Date:	October 9, 2013 (T + 5)

Maturity Date:	October 9, 2018

Issue Spread(1):	[Redacted in accordance with subsection 9A.3(4) of National Instrument 44-102]

Issue Yield:	— %

Coupon:	— % per annum, payable in equal semi-annual installments

Issue Price:	C$— per C$100.00 of principal amount of the Notes

Coupon Payment Dates:	Semi-annual in arrears on April 9 and October 9 in each year until maturity, commencing April 9, 2014

Redemption:	GoC yield + — bps

Ranking and Security:	The Notes will be direct unsecured obligations of the Corporation, ranking pari passu with all other unsecured and unsubordinated indebtedness of the Corporation

Use of Proceeds:	General corporate purposes

Form:	Book entry only

Listing:	The Corporation has applied to list the Notes for trading on the New York Stock Exchange. Listing will be subject to the Corporation fulfilling all the listing requirements of the New York Stock Exchange. If approved for listing, trading is expected to begin on the Settlement Date or as soon as reasonably practicable thereafter, but no later than 30 days after such Settlement Date.

CUSIP/ISIN:	44810ZBJ8 / CA44810ZBJ80

Syndicate:

BMO Nesbitt Burns Inc. (Co-Lead and Joint Bookrunner)

CIBC World Markets Inc. (Co-Lead and Joint Bookrunner)

RBC Dominion Securities Inc. (Co-Lead and Joint Bookrunner)

National Bank Financial Inc.

Scotia Capital Inc.

TD Securities Inc.

Desjardins Securities Inc.

HSBC Securities (Canada) Inc.

Casgrain & Company Limited

Laurentian Bank Securities Inc.

One or more sections of this indicative term sheet may be provided by members of the syndicate to investors

(1) [Footnote redacted in accordance with subsection 9A.3(4) of National Instrument 44-102]